


RECEIVED
FEB 2 8 2002
352

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden	
Hours per response12.00	

SEC FILE NUMBER
8- 53340

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cole Partners, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

449 North Wells Suite 2E
(No. and Street)

Chicago	Illinois	60610
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradley F. Cole (312) 644-4486
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [] Public Accountant
- [] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bradley F. Cole, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Cole Partners, LLC, as of December 31, 2001, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

22nd day of February, 2002

Signature

Notary Public



OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

Bradley F. Cole
President

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [] (c) Statement of Income (Loss).
- [] (d) Statement of Cash Flows.
- [] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [] (g) Computation of Net Capital.
- [] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [] (m) A copy of the SIPC Supplemental Report.
- [] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

COLE PARTNERS, L.L.C.

Statement of Financial Condition

December 31, 2001

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934


AM&G
CHECKERS
SM

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

COLE PARTNERS, L.L.C.
Table of Contents
December 31, 2001

	Page
Independent Auditors' Report	1
Financial Statement	
Statement of Financial Condition	2
Notes to the Statement of Financial Condition	3



Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Member of
COLE PARTNERS, L.L.C.

We have audited the accompanying statement of financial condition of COLE PARTNERS, L.L.C. as of December 31, 2001 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of COLE PARTNERS, L.L.C. as of December 31, 2001 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
January 22, 2002

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

COLE PARTNERS, L.L.C.
Statement of Financial Condition
December 31, 2001

Assets

Cash	$ 383,027
Management and incentive fees receivable	178,799
Other assets	5,342
Total assets	$ 567,168

Liabilities and Member's Capital

Liabilities	
Accounts payable and accrued expenses	$ 14,360
Member's capital	552,808
Total liabilities and member's capital	$ 567,168

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—COLE PARTNERS, L.L.C. (the "Company") was formed on March 18, 1998, and commenced operations as a broker-dealer on November 1, 2001. The Company arranges private placements, distributions of securities that do not involve public offerings on a "best efforts" (agency) basis, for which it receives fees in various forms, including continuing participations in management and incentive fees. The Company's operating agreement provides, among other things, that it shall dissolve no later than December 31, 2048.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Recognition—Income is recorded as earned according to agreements, which may be monthly, quarterly, or annually.

Income Taxes—The Company is treated as a partnership for federal income tax purposes. As such, the Company is not liable for federal income taxes; instead, the income tax effect of the Company's taxable income or loss is reported on the individual income tax return of the member.

Note 2 Related-Party Transactions

The Company leases office space from related parties on a month-to-month basis.

Note 3 Major Agreement

Management and incentive fees earned under one agreement accounted for approximately 48 percent of revenue for the year ended December 31, 2001.

Note 4 Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 5 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain, in its first year of operation, net capital of 12½ percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but at December 31, 2001, the Company had net capital and net capital requirements of approximately $344,000 and $5,000, respectively. The net capital rule may effectively restrict the withdrawal of member's capital.